Exhibit 99.3

Shareholder Manual

Extraordinary General Meeting

28 December 2020

Index

MESSAGE FROM THE MANAGEMENT	1
GUIDANCE FOR ATTENDANCE	2
Date Time and Place	2
Who may attend the General Meeting	2
Quorum for the holding	2
How to attend the General Meeting	2
Documentation required	2
1) Digital Platform	2
2) Distance Voting	5
Additional Clarifications	6
MATTERS TO BE RESOLVED ON	7
EXHIBIT I – PARTICIPATION REGISTER	8
EXHIBIT II – FORM OF DVB	9

Message from the Management

Dear Shareholders,

In order to facilitate and encourage your participation in the Extraordinary General Meeting of Suzano SA ("Suzano" or "Company"), to be held on 28 December 2020, at 09:00 a.m., exclusively in digital form (“EGM”), we have prepared this Shareholder Manual (“Manual”).

This document is in line with the principles and good corporate governance practices adopted by the Company, although the full and attentive reading of the other documents related to the EGM is not waived, especially the Management Proposal, prepared under the Brazilian Securities and Exchange Commission (“CVM”) rules and the Law No. 6,404, of 15 December 1976, as amended (“Brazilian Corporation Law”), and available on Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the shareholders to attend and express their opinion in the EGM. However, considering current public health scenario resulting from the COVID-19 pandemic, the Management of the Company, aiming to ensure the integrity, health and safety of its shareholders and other professionals required to hold a general meeting, decided to hold the EGM only in digital form pursuant to CVM Instruction No. 481, of 17 December 2009, as amended (“ICVM 481/09”). Notwithstanding the attendance in the EGM through a digital platform as detailed below in this Manual, the Company also strongly encourages the shareholders to use alternative voting mechanisms, in particular by means of using the Distance Voting Ballot, also further detailed in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world.

Yours Sincerely,

David Feffer	Walter Schalka
Chairman of the Board of Directors	Chief Executive Officer

Shareholders’ General Meeting 1

DATE AND TIME Monday, 28 December 2020, at 09:00 a.m. (GMT-03:00)

WHERE Only in digital form in accordance with ICVM 481/09 as hereinafter detailed.

QUORUM FOR THE HOLDING The EGM shall be held on first call with the presence of at least one fourth (1/4) of the capital stock.

WHO MAY ATTEND

All the shareholders who holds common registered shares issued by Suzano may attend the EGM on their own behalf or by legal representatives or attorneys-in-fact duly appointed under the current legislation and as per the guidance contained in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)

ADS holders may attend the EGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, in compliance with the terms and procedures established in the “Deposit Agreement” entered into with Suzano. BNY shall send the voting cards (proxy) to the holders of ADS so they may exercise their voting rights and be represented in the EGM through their representative in Brazil.

HOW TO ATTEND

The Company’s shareholders may attend the EGM in two manners: (i) through a digital platform to be made available by the Company for access on the EGM day and time as detailed herein below in this Manual; or (iii) through the distance voting, under ICVM 481/09.

DOCUMENTATION REQUIRED

(1)       Digital Platform

For the purposes of attendance through a digital platform to be accessed on the EGM day and time (“Digital Platform”), interested shareholders must express their interest by sending an email until 09:00 a.m. of 26 December 2020 to the email address ri@suzano.com.br, with copy to ivabueno@suzano.com.br and walnerj@suzano.com.br, with the information contained in Exhibit I to this Manual, together with (i) proof of ownership of Company’s shares issued no more than four (4) business days prior to the date of the EGM by the stock transfer agent or custody agent; and (ii) the applicable documents below (“Participation Register”):

(a)	Individuals: copy of the valid identity document with photo, or, if applicable, valid identity document of the attorney-in-fact and the respective power-of-attorney.

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(b)	Legal Person: copy of the valid identity document with photo of the legal representative and copy of the respective representation documents, including the power of attorney and copy of the organizational documents and of the minutes of election of managers.

(c)	Investment Fund: copy of the valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current bylaws of the fund, bylaws or articles of association of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(d)	Attendance by Attorney-in-Fact: The attorney-in-fact shall have been appointed less than one (1) year ago and qualify himself as shareholder or manager of the Company, lawyer enrolled with the Attorneys’ Bar in force or financial institution.

In accordance with Official Letter/CVM/SEP/No. 02/2020, Shareholders that are legal persons may be represented in the EGM by their legal representatives or agents duly appointed pursuant to the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, pursuant to the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the EGM by their legal representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of association of their manager or administrator, as applicable.

Considering the current public health scenario resulting from the COVID-19 pandemic and seeking to ensure the health and integrity of our shareholders, our teams, their families and the whole of society, at the same time that we seek to facilitate and encourage the participation of the shareholders in the EGM, formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation are exempted in relation to the documents indicated above, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

Once the representation documents sent in accordance with the above are found to be in order, information and guidelines for accessing the Digital Platform, including, but not limited to, the password, will be sent up to two (2) hours before the starting time of the EGM to each shareholder (or the respective attorney-in-fact, as the case may be) that has made the regular Participation Register. Such information and guidance will be forwarded exclusively to the e-mail address informed in the Participation Register, regardless of the e-mail address used by the shareholder (or the respective attorney-in-fact, as the case may be) to send the documents and information for purposes of performing such registration.

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In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Participation Register, the Company will contact the shareholder (or the respective Attorney, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the period referred to above.

Pursuant to article 5, paragraph 3, of ICVM 481/09, the Company clarifies that, in case no interest is expressed by the shareholder (or the respective attorney-in-fact, as the case may be) in participating in the EGM under the terms established above until 09:00 a.m. of 26 December 2020 or in case requests for documentary complementation and/or additional clarifications referred to in the previous paragraph are not satisfied in order to attest the regularity of shareholder representation, the shareholder participation in the EGM through the Digital Platform will not be possible.

The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, being the shareholder (or the respective attorney-in-fact, as the case may be) fully responsible for the possession and confidentiality of the information and guidelines transmitted by the Company under the terms of this Manual.

In anticipation of the access information which shall be sent via e-mail to duly registered shareholders, as described above, the Company notes that the access to the Digital Platform may occur by means of videoconference (in which the participant may watch the meeting and speak, with video and voice transmissions) and of audioconference (in which the participant may only listen to the meeting and speak, with voice transmission).

In order to access the Digital Platform, the following is required: (i) computer with video and audio features that may be activated; and (ii) internet access with at lest 1MB (minimum broadband of 700 Kbps). Access to the videoconference should occur, preferably, through Google Chrome browser, provided that the IOS Safari browser is not compatible with the Digital Platform. Further, the Company recommends that the shareholder disconnects any active VPN or platform which may utilize the computer’s camera before accessing the Digital Platform. In the event of any access difficulties, the shareholder must contact +55 (11) 2820-4100, followed by star zero (*0) for technical support.

The Company also requests that, on the day of the EGM, the qualified shareholders access the Digital Platform at least 30 minutes before the scheduled start time, in order to allow the validation of access and participation of all shareholders that will use it. Access to the EGM will not be allowed after it starts.

Finally, the Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholders, as well as for any other issues external to the Company that may difficult or prevent the shareholder to participate in the EGM through the Digital Platform.

Shareholders’ General Meeting 4

(2) Distance Voting

Pursuant to articles 21-A et. seq. of ICVM 481/09, the Company’s shareholders may also exercise the vote in the EGM through the distance voting, to be formalized in an electronic document named “Distance Voting Ballot” (“DVB”), the forms of which are included as Exhibit I and Exhibit II in this Manual and available at the Company’s website (www.suzano.com.br/ri) in the area of Documents delivered to CVM - 2020 Meetings and also at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br).

The distance voting, by means of the DVB, may be exercised in three ways:

(i)	by transmitting the instructions on how to fill in the DVB for the respective shareholders’ custodians, if the shares are deposited in a central securities depository;

(ii)	by transmitting the instructions on how to fill in the DVB to the financial institution engaged by the Company to provide the securities bookkeeping services, if the shares are not deposited in a central securities depository; or

(iii)	by transmitting the duly filled-in DVB directly to the Company, via e-mail (to ri@suzano.com.br, with copy to walnerj@suzano.com.br and ivabueno@suzano.com.br) or by mail (to the Company’s headquarters).

The voting instructions shall be received by the custodian agent, the stock transfer agent or the Company up to seven (7) days before the date of the EGM, that is, until 21 December 2020 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent. In case of direct delivery to the Company (even by e-mail), the DVB duly initialed and signed shall be accompanied of the other documents indicated in item (1) above, including, without limitation, proof of the ownership of Company’s shares, being the DVB and such documents also exempt from the formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

After the term for the distance voting, that is 26 December 2020 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent, the shareholders may not change the voting instructions sent, except at the EGM itself by means of participation through the Digital Platform, when they may specifically request to disregard the voting instructions sent by DVB, before the respective matter is submitted to voting.

Once again, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of our teams, their family members and the whole society, strongly encourages the shareholders to use this particular modality of voting, giving priority to the options referred to in items (i) and (ii) above (i.e. transmission of the DVB to the stock transfer agent). In case the option adopted is the delivery of the DVB directly to the Company, the Management requests them to send the documents mentioned in the previous paragraph preferably to the e-mail addresses ri@suzano.com.br, with copy to walnerj@suzano.com.br and ivabueno@suzano.com.br.

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ADDITIONAL CLARFICIATIONS

Voting rights

Each common share issued by the Company entitles to one vote on the resolutions of the EGM’s agenda.

TALK TO IR

For further information, the Investor Relations Board of Executive Officer of Suzano is at your disposal to any additional clarification through the telephone number (+55 11) 3503-9414 or by e-mail ri@suzano.com.br.

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Shareholders’ General Meeting 6

Matters to be resolved on

Under the terms of the Call Notice published in the Official Gazette of the State of Bahia and in the newspapers "Correio da Bahia" and "Estado de São Paulo" and available on the Company's website (www.suzano.com.br/ri) in the area Documents delivered to CVM – 2020 Meetings and further on CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br), the EGM agenda will be comprised by the subjects indicated below:

1.	To approve the Protocol and Justification of the mergers of (a) AGFA – Comércio, Administração e Participações Ltda. (“AGFA”), (b) Asapir Produção Florestal e Comércio Ltda. (“Asapir”), (c) Comercial e Agrícola Paineiras Ltda. (“Paineiras”), (d) Ondurman Empreendimentos Imobiliários Ltda. (“Ondurman”), (e) Facepa Fábrica de Papel da Amazônia S.A. (“Facepa”), (f) Fibria Terminais Portuários S.A. (“Fibria”) and (g) Futuragene Brasil Tecnologia Ltda. (“Futuragene”, and, jointly with AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, the “Companies”) by the Company (“Mergers”);

2.	To ratify the appointment and engagement of the specialized company PricewaterhouseCoopers Auditores Independentes, (“PwC”), for purposes of determining the net equity of the Companies, pursuant to applicable law;

3.	To approve the appraisal reports of the net equities of the Companies, at book value, prepared by PwC in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”);

4.	To approve the Mergers; and

5.	To authorize the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved by the shareholders in the EGM.

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Shareholders’ General Meeting 7

Exhibit I

Participation Register

Individuals
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
No. of shares:

Legal Person / Investment Fund
Legal Person / Investment Fund Identification
Corporate Name:
Tax ID (CNPJ/ME):
No. of shares:
Legal Representative Identification
Full name:
Tax ID (CPF/ME):
Title (e.g. Director, Attorney-in-fact, etc.):
Phone:
E-mail:
Complete address:

Attorney-in-Fact
Attorney-in-Fact Identification
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
Identification of the Grantor, if an Individual
Full name:
Tax ID (CPF/ME):
No. of shares:
Identification of the Grantor, if a Legal Person / Investment Fund
Corporate name:
Tax ID (CNPJ/ME):
No. of shares:

Exhibit II

Form of DVB

DISTANCE VOTING BALLOT

EGM HELD ON 28 DECEMBER 2020

SUZANO S.A.

Publicly Held Corporation with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

DISTANCE VOTING BALLOT

EGM HELD ON 28 DECEMBER 2020

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on How to Cast your Vote

In the event the shareholder chooses to exercise his distance voting rights, pursuant to CVM Instruction 481, of 17 December 2009, as amended (“ICVM 481”), such shareholder shall complete this Distance Voting Ballot (“DVB”), which shall only be deemed valid and the votes cast herein counted for purposes of the quorum of the Extraordinary General Meeting of Suzano S.A. (“Company”), to be held on 28 December 2020 (“EGM”), if the following requirements are met: (i) all fields must be filled in correctly. If any field is incomplete or crossed-out, it shall be disregarded; (ii) all pages must be initialized; and (iii) the last page must be signed by the voting shareholder or by its representative, in the case of legal persons. Failure to complete any voting field shall not render the DVB void, but merely annul the respective item. Only votes cast through duly completed voting fields will be counted.

Instructions for sending your DVB, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this DVB to be considered delivered and consequently counted, the Company must receive the DVB and other necessary documents (as mentioned below) must be received by the Company up to seven (7) days before the EGM, that is, until 21 December 2020 (including such date). Accordingly, the shareholder who chooses the distance voting must send the DVB and such documents using one of the following alternatives:

1) Submission to the Service Provider: the shareholder must transmit the instruction to complete this DVB to the service provider of the shares issued by the Company (Itaú Corretora de Valores S.A.), if its shares are not deposited in a central depository, pursuant to the established terms and procedures and documents required by the service provider, pursuant to applicable regulation.

2) Submission to the Custody Agent: the shareholder must transmit the instruction to complete this DVB to the custody agent of its shares, in the event such shares are deposited in a central securities depository, pursuant to the established terms and procedures and documents required by the custody agent, pursuant to applicable regulation.

3) Submission Directly to the Company: shareholders that choose to exercise their distance voting rights by means of DVB directly with the Company must submit the following documents: (i) for individuals: copy of an identity document with a photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: copies of the articles of association or bylaws (as applicable) of corporate documents attesting to the powers of representation and of an identity document with a photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for investment funds: copies of consolidated regulations, bylaws or articles of association, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and of an identity document with a photograph of its representative, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document.

The DVB and other documents will only be received until 21 December 2020 (including such date).

Postal and e-mail address for DVB mailing, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may submit digital copies of the DVB and applicable documents, via e-mail, to ri@suzano.com.br, with copy to walrnerj@suzano.com.br and ivabueno@suzano.com.br, or submit the physical copies to the Company’s headquarters. DVBs will be received until 21 December 2020 (including such date).

Indication of the institution hired by the Company to provide securities’ bookkeeping services, including name, physical and electronic address, phone number and contact person:

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, No. 3.500, 3rd floor, Itaim Bibi, São Paulo, SP, CEP 04538-132 - Phone: +55 11 3003-9285 (capital and metropolitan regions) - Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The information above was included solely for purposes of providing the shareholder with a channel to clarify any doubts concerning the submission of the DVB to the service provider. Further, a DVB presented to the service provider shall only be deemed valid if in accordance with the terms and pursuant to the established procedures, as well as additional documents required by the service provider and in accordance with applicable regulations.

Resolutions / Matters Concerning the EGM:

Simple Resolution

1.        To approve the Protocol and Justification of the Mergers of (a) AGFA – Comércio, Administração e Participações Ltda.(“AGFA”); (b) Asapir Produção Florestal e Comércio Ltda. (“Asapir”); (c) Comercial e Agrícola Paineiras Ltda. (“Paineiras”); (d) Ondurman Empreendimentos Imobiliários Ltda. (“Ondurman”); (e) Facepa Fábrica de Papel da Amazônia S.A. (“Facepa”); (f) Fibria Terminais Portuários S.A. (“Fibria”); and (g) Futuragene Brasil Tecnologia Ltda. (“Futuragene” and, jointly with, AGFA, Asapir,

Paineiras, Ondurman, Facepa and Fibria, the “Companies”) (“Mergers”): [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.            To approve the ratification of the appointment and engagement of the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), to determine the net equities of the Companies, pursuant to applicable law.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3.            To approve the net equity appraisal reports of the Companies, at book value, prepared by PwC in compliance with accounting and legal standards, criteria and requirements.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 4. To approve Mergers. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5.           To authorize the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved by the shareholders in the General Meeting.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question 1. In the event of a second call of this EGM, may the voting instructions in this DVB also be considered applicable for purposes of a second EGM? [ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

EGM HELD ON 28 DECEMBER 2020

City: ______________________________________________________________________________________________

Date: ________________________________________________________________________________________________

Signature: ___________________________________________________________________________________________

Shareholder’s Name: ____________________________________________________________________________________

Phone: ______________________________________________________________________________________________